03015976

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22522

SEC RECEIVED MAR 0 3 2003 WASH., D.C. 155 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SG Cowen Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York (City) **NY** (State) **10020** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Steven Decicco **212-278-6676**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Decicco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SG Cowen Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

JAMES R. SIMMONS
Notary Public, State of New York
No. 4771240
Certified in Nassau County
Commission Expires 10/31/06

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Stockholders' Equity.
- ☐ (e) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Computation of Net Capital Under SEC Rule 15c3-1.
- ☐ (h) Computation of Determination of Reserve Requirements for Broker-Dealers Under to SEC Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under SEC Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or SEC Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement Regarding the Segregation Requirements and Funds in Segregation for Customers' Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement Regarding the Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Statement Regarding the Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

SG Cowen Securities Corporation

December 31, 2002
with Report of Independent Auditors

SG Cowen Securities Corporation

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
SG Cowen Securities Corporation:

We have audited the accompanying statement of financial condition of SG Cowen Securities Corporation (the "Company") as of December 31, 2002. This Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SG Cowen Securities Corporation at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 24, 2003

SG Cowen Securities Corporation

Statement of Financial Condition

December 31, 2002
(in thousands, except for par value and share detail)

Assets		
Cash		$ 5,511
Cash segregated under Federal and other regulations		283,836
Securities owned, at fair value	$1,408,539	
Securities owned, pledged to creditors	464,217	
Total securities owned		1,872,756
Securities purchased under agreements to resell		813,760
Securities borrowed		7,437,330
Securities received as collateral		195,802
Receivable from brokers, dealers and clearing organizations		221,167
Receivable from customers		6,398
Receivable from non-customers		67
Due from affiliates		75,104
Secured demand notes		150,000
Exchange memberships, at cost (fair value $17,210)		12,852
Furniture, fixtures, equipment and leasehold improvements, net of accumulated depreciation of $26,942		11,363
Goodwill		219,348
Other assets		153,301
Total assets		$ 11,458,595
Liabilities and stockholder's equity		
Liabilities:		
Short-term bank loans		$ 250,028
Securities sold, not yet purchased, at fair value		153,467
Securities sold under agreements to repurchase		79,188
Securities loaned		7,348,262
Obligation to return securities received as collateral		195,802
Payable to brokers, dealers and clearing organizations		34,907
Payable to customers		15,281
Payable to non-customers		1,554,759
Notes payable		45,000
Accounts payable, accrued expenses and other liabilities		411,904
Subordinated debt		640,000
Total liabilities		10,728,598
Stockholder's equity		729,997
Total liabilities and stockholder's equity		$ 11,458,595

See accompanying notes.

1. Organization

SG Cowen Securities Corporation (the "Company") is a wholly-owned subsidiary of SG Americas, Inc. ("SGAI"), a wholly-owned subsidiary of Société Générale. The Company was incorporated in New York in June 1940 as a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the New York Stock Exchange, Inc. and other principal exchanges. The Company is also the managing member of SG Capital Partners L.L.C. ("SGCPLLC"), which holds a general partnership interest in the SG Merchant Banking Fund L.P. The Company does not hold a financial interest in SGCPLLC, and therefore has not consolidated SGCPLLC in the Company's Statement of Financial Condition.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value generally is based on published market prices or other relevant factors including dealer price quotations and valuation pricing models, which take into account time value and volatility factors underlying the securities. Realized trading gains (losses) and changes in unrealized appreciation (depreciation) arising from fluctuations in market value (or estimated fair value) are reflected in stockholders' equity.

Customers' securities transactions are recorded on a settlement date basis.

2. Summary of Significant Accounting Policies (continued)

Secured Finance Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase, generally are collateralized by U.S. government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. It is the Company's policy to take possession of securities purchased under agreements to resell. Counterparties are principally primary dealers of U.S. government securities and financial institutions. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on repurchase and resale contract amounts, as well as on securities borrowed and loaned transactions, and is included in Other assets/Accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition.

Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due on cash and margin transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the Statement of Financial Condition.

Furniture, Fixtures, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

2. Summary of Significant Accounting Policies (continued)

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the Statement of Financial Condition date. Gains and losses from foreign currency transactions are included in stockholder's equity.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

Accounting Developments

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 does not have an impact on the Company's financial position.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46), which addresses consolidation by business enterprises of Variable Interest Entities (VIE). The accounting provisions and disclosure requirements of FIN 46 are effective immediately for VIE's created after January 31, 2003, and are effective for reporting periods beginning after June 15, 2003, for VIE's created prior to February 1, 2003. The Company continues to evaluate all relationships but does not expect FIN 46 to have a material impact on its financial position.

3. Transactions with Related Parties

Balances with affiliated companies at December 31, 2002 are included in the accompanying Statement of Financial Condition under the following captions (in thousands):

Assets	
Securities purchased under agreements to resell	$734,572
Securities borrowed	48,056
Securities received as collateral	105,712
Receivable from brokers, dealers and clearing organizations	587
Receivable from customers	367
Receivable from non-customers	67
Due from affiliates	75,104
Secured demand notes	150,000
Liabilities	
Short-term bank loans	$246,300
Notes payable	45,000
Securities sold under agreements to repurchase	79,188
Securities loaned	5,263,911
Obligation to return securities received as collateral	105,712
Payable to brokers, dealers and clearing organizations	8,204
Payable to customers	216
Payable to non-customers	1,554,759
Accounts payable, accrued expenses and other liabilities	17,283
Subordinated debt	640,000

Further information with respect to short-term bank loans and subordinated debt with affiliates is presented in Notes 9 and 10, respectively.

4. Goodwill

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and provides guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001.

Management periodically reviews goodwill for impairment consistent with valuation methodologies prescribed under SFAS No. 142. Goodwill is considered impaired if the carrying amount exceeds fair value. The Company's fair value assessment takes into consideration, among other things, the trading multiples of comparable exchange listed corporations and the net present value of projected cash flows.

5. Pension Plan

The Company is a sponsor of the Société Générale Savings and Investment Retirement Plan (the "Plan"), a defined contribution plan. Employees are entitled to participate, based upon certain eligibility requirements as defined by the Plan. The Company's contributions are equal to a specified percentage of the participant's contribution as defined by the Plan.

During 2002, the Company was also a co-sponsor of two pension plans, the Société Générale U.S. Operations Pension Plan and the SG Pension Plan (collectively the "Pension Plans"). These are noncontributory defined benefit pension plans covering eligible employees of the Company as defined by the Pension Plans.

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at fair value consist of the following (in thousands):

	Owned	Sold, Not Yet Purchased
U.S. equity securities	$1,637,043	$113,878
Corporate debt securities	140,210	1,084
Options and other	95,503	38,505
	$1,872,756	$153,467

Securities owned, pledged to creditors represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

7. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2002 consist of the following (in thousands):

	Receivable	Payable
Securities failed-to-deliver/receive	$ 4,730	$ 2,977
Receivable from and payable to clearing organizations	54,411	17,799
Fees and commissions receivable/payable	83,373	14,131
Net unsettled trades receivable/payable	78,653	–
	$ 221,167	$34,907

Securities failed to deliver and receive represent the contract value of securities, which have not been delivered or received by the Company on settlement date.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the required net capital, as defined, shall not be less than the greater of 2% of aggregate debit balances arising from customer transactions or the minimum dollar net capital requirement of the reporting broker-dealer. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%.

At December 31, 2002, the Company had net capital of approximately $717.6 million, which was approximately $716.1 million in excess of the net capital requirement of approximately $1.5 million.

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2002, the Company had a reserve requirement of $0.1 million as a result of the PAIB calculation.

9. Short-term Bank Loans

The Company had unsecured borrowings (generally maturing within 90 days), at December 31, 2002, totaling approximately $246.3 million from affiliates with various fixed interest rates (weighted average rate of 1.27%).

10. Subordinated Debt

Subordinated debt funding is provided by affiliated companies. Subordinated debt is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated debt may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

10. Subordinated Debt (continued)

At December 31, 2002 subordinated debt totaled $640 million and consisted of $490 million in Cash Subordinated Agreements and $150 million in Secured Demand Notes. Cash Subordination Agreements of $270 million mature during July 2004 with an interest rate of Libor + 50 bps and $220 million mature during December 2004 with an interest rate of Libor + 70 bps. Secured Demand Notes of $100 million mature during March 2004 with an interest rate of .125%, $20 million mature during June 2004 with an interest rate of 0% and $30 million mature during December 2004 with an interest rate of 0%. The fair value of the subordinated debt as of December 31, 2002 is approximately $628 million.

11. Commitments and Contingent Liabilities

Various legal proceedings are pending against the Company. While the ultimate outcome of these proceedings cannot be predicted with certainty, management of the Company believes that the aggregate liability which may result from these proceedings will not be material to its financial position.

In January 2002, the Company learned that a fraud allegedly had been committed by a former employee of the Company, Frank Gruttadauria, while he was employed in the Company's retail brokerage business, which was sold to Lehman Brothers in October 2000. To date, a total of twenty-three lawsuits and arbitrations have been filed in multiple jurisdictions against the Company, among others, by former customers of the Company asserting various claims arising out of Gruttadauria's fraudulent schemes. The Company has moved to compel arbitration of some of the lawsuits that have been filed and is proceeding with discovery in many of the lawsuits and arbitrations.

The Company has settled some of the claims asserted against it and continues to negotiate with former customers in an effort to resolve the remaining disputes. The Company has established reserves for the lawsuits. The Company's internal investigation into this legal matter remains ongoing and the Company continues to cooperate with the various regulatory authorities who are investigating the matter.

12. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

In the ordinary course of business, the Company enters into contractual commitments with off-balance-sheet risk in order to meet its financing and hedging needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk, which may be in excess of amounts recognized in the statement of financial condition. Based upon the credit quality of counterparties, collateral values and past loss experience, management of the Company believes the consummation of these commitments will have no material adverse effect on the Company's financial position.

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations, and institutional investors. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of institutional investors including other brokers or dealers, commercial banks, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Financial futures, options and swap contracts are held primarily for hedging purposes. As a writer of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instrument underlying the option. As a result of writing option contracts, the Company is obligated to purchase or sell at the holder's option, the underlying financial instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Swap agreements obligate two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset or otherwise determined notional amount. Risk arises from the potential inability of counterparties to meet the terms of their contracts, as well as from movements in securities values, currency exchange rates, and interest rates. Counterparties to the Company's financing activities are primarily financial institutions, including banks, brokers and dealers. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate.

12. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

The following summarizes the Company's positions in derivative financial instruments at December 31, 2002 (in thousands):

	December 31, 2002 Fair Value	
	Assets	Liabilities
Futures purchased	$ 239	$ –
Futures sold	62,037	-
Options purchased	95,503	–
Options sold	–	38,505
Credit default swaps	–	535
	$ 157,779	$ 39,040

The Company had margin requirements for futures of $98.9 million at December 31, 2002 that was satisfied by U.S. treasury securities subject to resale agreements.

The fair value of futures contracts are included in Payable to brokers, dealers and clearing organizations on the Statement of Financial Condition.

As of December 31, 2002, the Company has engaged in various credit default swap transactions to hedge issuer credit risk associated with the financing of its convertible arbitrage trading portfolio.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance-sheet risk, are either valued at market or estimated fair value, or because of their short-term nature, at approximate fair value. Fair values for these financial instruments are based on quoted market prices, quoted prices for similar financial instruments or various pricing models based on discounted anticipated cash flows.

12. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

Secured financing transactions, including securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned are generally collateralized by cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring client credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrow and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2002, the Company obtained securities with a fair value of approximately $7.8 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under both proprietary and customer short sales.

In accordance with Financial Accounting Standards Board released SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amounts received and a corresponding obligation to return them. At December 31, 2002, these amounts totaled $195.8 million and are reflected as Securities received as collateral and Obligation to return securities received as collateral on the Statement of Financial Condition.

At December 31, 2002, the Company had $77.3 million of a forward dated reverse repurchase secured financing transaction with an interest rate of 1.85%. These transactions are short term.

13. Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2002 are as follows (in thousands):

Deferred tax assets:	
Employee benefits	$ 31,478
Reserves and deferred deductions	54,415
Accelerated income	2,352
Goodwill	33,012
Net operating losses	261,651
Gross deferred tax assets	382,908
Valuation allowance against deferred tax assets	(329,453)
Gross deferred tax assets net of valuation allowance	$ 53,455

At December 31, 2002, included in Other assets on the Statement of Financial Condition are net deferred tax assets of approximately $53.4 million.